ECRID INC.	1320 S Federal Hwy, Suite 215 Stuart, FL 34994

August 6, 2021

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention: Heather Clark

Melissa Gilmore

Geoff Kruczek

Perry Hindin

Re:        Ecrid, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed July 8, 2021

File No. 333-255100

Dear Sir or Madam:

Ecrid, Inc. (the “Company”) is filing amendment number 2 (the “Amendment”) to the Registration Statement on Form S-1/A (the “Registration Statement”) in response to your recent review letter addressed to Cleveland Gary, President of the Company, dated July 12, 2021 (the “SEC Letter”). This response letter, along with the amended Offering Statement, addresses the concerns you have expressed. The following numbered responses correspond to the comment numbers in the SEC Letter.

Amendment 2 to Form S-1

Financial Summary, page 9

1. We note your response to prior comment 5 and reissue in part. Please revise to include respective data as of the most recent financial statement date which is March 31, 2021.

We have updated the Financial Summary, as well as the financial statements and footnotes, and the Management's Discussion and Analysis section to include the Company’s March 31, 2021 year end information.

Dilution of the Price You Pay for Your Shares, page 20

2. We note your net tangible book value per share as of June 10, 2021. As stated in prior comment 5, please revise to include the dilution data as of your most recent financial statements as opposed to March 31, 2020 as currently presented. To the extent financial statements are updated, please include the most recent data. In addition, please tell us how you calculated the book value per share of $0.4998 per share.

We have updated the Dilution data to reflect the March 31, 2021 year end. We calculated the book value per share by dividing the balance of stockholders’ equity at March 31, 2021 by the total issued and outstanding shares as of the same date.

3. Please correct the table on page 21 to reflect the proper shares issued after the offering for each percentage of the offering issued. In this regard, if only 75% of the shares are sold, you will not have the same amount of "total shares issued after the offering" of 333,893,944. All columns for 75%, 50%, 25%, and 10% should be revised to reflect the shares outstanding after the offering and the net tangible book value per share after the offering.

The table has been corrected in the Amendment.

Financial Statements, page F-1

4. Please revise to provide updated audited financial statements and related disclosures as of March 31, 2021 as required by Rule 8-08 of Regulation S-X.

We have updated the financial statements, and all other related information, to reflect the March 31, 2021 year end.

December 31, 2020 Financial Statements

Condensed Statements of Stockholders' Equity, page F-17

5. We note your response to prior comment 9 and reissue. Please revise the subtotal

"Balance at December 31, 2020" to the correct label "Balance at December 31, 2019".

We have updated the Amendment to include just the last two years’ of audited financial statements, as per Regulation S-X.

General

6. Refer to prior comment 3. We note that Amendment No. 1 to the Form S-1 filed on June 23, 2021 has a different file number (333-257313) on public Edgar than the original Form S-1 (333-255110). Please advise. In addition, notwithstanding the new file number, the cover page of the registration statement filed on June 23 and page 37 of the prospectus to that registration statement both reference the original file number. Please advise or revise.

We have revised withdrawn the Form S-1 filed on June 23, 2021, and filed under the original file number. The new file number S-1 was mistakenly tagged as a new registration statement, rather than an amendment.

7. We note your response to prior comment 7. Page 20 now indicates that there are 293,893,944 issued and outstanding shares of common stock, but page 8 indicates that there are 283,893,944 shares of common stock issued and outstanding. Please advise.

We have edited the Amendment so that it correctly reflects the 283,893,944 shares outstanding throughout.

8. Your response to our prior comment 10 indicates that Exhibit 99.1 was included as an exhibit to the Amendment No. 1 to the Form S-1, but no such exhibit appears to have been filed. Please advise. In addition, Exhibit 3.1 is illegible. Please refile a legible copy.

We have included Exhibit 99.1 in the Amendment and filed a more legible Exhibit 3.1

Please direct your correspondence regarding this matter to the undersigned.

Very truly yours,

/s/ Cleveland Gary

Cleveland Gary